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August 25, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, DC 20549

Attention: Marc Thomas, Ben Phippen, Eric Envall and James Lopez

Re:	Exzeo Group, Inc.

Draft Registration Statement on S-1

Submitted August 6, 2025

CIK No. 0001873951

Dear Marc Thomas, Ben Phippen, Eric Envall and James Lopez:

On behalf of Exzeo Group, Inc. (the “Company”), we are writing to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) to provide information that may aid the Staff’s review of the above-referenced submission (such submission is referred to herein as the “Draft Registration Statement”). For purposes of this letter, capitalized terms appearing in this letter will have the meanings set forth in the Draft Registration Statement unless otherwise defined herein. In view of the foregoing, we hereby advise the Staff as follows:

A.

The Draft Registration Statement describes Claims Services Agreements that the Company has entered into with Griston Claim Management, Inc. (“Griston”), which is a separate subsidiary of HCI. Please see pages 109 and 110 of the Draft Registration Statement, under the caption “Claims Services Agreements with Griston Claim Management, Inc.”, for a description and summary of these agreements. As described in the Draft Registration Statement on page 63 under the caption “Exzeo Subsidiaries and Corporate Structure,” although the Company outsources claims management services to Griston under these agreements, the employees and contractors of Griston who provide such services to Company clients provide such services through and with the use of the Exzeo Platform under license from the Company, and the services provided by Griston are generally services that require human activity (such as field or desk adjusters). Furthermore, as indicated in the disclosure on page 63, the Company may in the future utilize other providers of claims management services and will not be required to use Griston for new customers of the Company. Accordingly, insurance companies that wish to benefit from the capabilities and data of the Exzeo Platform in connection with the management of their claims would need to do so as customers of the Company. Such disclosure appears on page 63 of the Draft Registration Statement under the caption “Exzeo Subsidiaries and Corporate Structure.”

B.

The Draft Registration Statement specifically discloses that the Company’s existing customers are insurance carriers or their managing general agents that are owned or managed by HCI and its subsidiaries. See, for example, the third paragraph on page 1 under the caption “Who We Are” and the third paragraph on page 53 in the “Business” section. The Draft Registration Statement also includes risk factor disclosure regarding the Company’s current reliance on customers affiliated with HCI. See “We have relied on a small number of customers .. . . .” on page 14 of the Draft Registration Statement.

AUSTIN | BOSTON | BRUSSELS | CHICAGO | DALLAS | DENVER | DETROIT | HOUSTON | JACKSONVILLE | LOS ANGELES

MADISON | MEXICO CITY | MIAMI | MILWAUKEE | NASHVILLE | NEW YORK | ORLANDO | RALEIGH | SACRAMENTO | SALT LAKE CITY

SAN DIEGO | SAN FRANCISCO | SILICON VALLEY | TALLAHASSEE | TAMPA | TOKYO | WASHINGTON, D.C.

August 25, 2025

C.

We note the Draft Registration Statement includes disclosure regarding the Company’s expansion plans beyond the Company’s existing customer base. As stated in the last paragraph on page 1 of the Draft Registration Statement and in the last paragraph under “Company Overview” on page 53, the Company is licensed in 29 states, of which it currently provides services in 13 states where its customers have operations. As also disclosed in that paragraph, the Company plans to expand its operations and become licensed (if needed) in the 21 remaining states based on the needs and growth of existing and future clients. The Company did not include any disclosure regarding the estimated cost of expansion, as it is not possible to make such an estimate at the current time, but as stated in various places in the Draft Registration Statement (including pages 53 and 62), the Company plans to expand its customer base by introducing other carriers and their managing general agents to the Exzeo Platform technology and the variable pricing benefits of the platform.

D.

We note that the Company has included a graphic on page 57 showing the states in which the Company engages in business and/or is licensed at the current time. Relatedly, under “Market Opportunity” beginning on page 57 and in the graphics on such page and on page 58, the Company included detail on how the Company calculated the size of its addressable market.

E.

In addition to the foregoing, we request that the Staff take note of the following disclosures in and relating to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section beginning on page 70 of the Draft Registration Statement:

Summary of Key Performance Metrics, page 73

a.

For the information of the Staff, the Company advises that there are no material differences between how the Company’s pricing is determined for new versus renewal policies. For different states, the Company follows specific guidelines required in each state, if applicable, but the underlying process and approach is the same for pricing, with pricing based on the amount of managed premium. See page 73 of the Draft Registration Statement under the caption “Managed Premium.”

Annual Recurring Revenue, page 74

b.

The Company notes that, as indicated on page 73 under the caption “Managed Premium,” policy fee income is not included managed premium. The Company advises that policy fee income only applies to one of its customers as of 2024 and was less than $3 million for the year in 2024, and therefore the Company did not deem policy fee income to be sufficiently material for specific disclosure.

c.

The Company’s average contractual fee rates are consistent among the Company’s contracts themselves, and they also do not differ at the policy premium level for new and recurring customers in a manner that would warrant a separate breakout. However, pricing across different states for policy premiums may vary due to specific factors (e.g., hurricanes in Florida), which could necessitate higher rates compared to other states. The Company has included language addressing these variations to clarify that pricing is influenced by state regulations and other pertinent considerations on page 73 of the Draft Registration Statement.

Gross Dollar Retention Rate, page 73

d.

The Company has included detailed disclosure regarding the manner in which Gross Dollar Retention rate is calculated and notes that the number of base policyholders is not a direct input into the calculation itself. Rather, base policyholders is used to describe the population against which retention is measured, and, as such, the Company does not believe that disclosing the number of base policyholders at each period-end would provide meaningful insight to investors or enhance the understanding of the Company’s key performance metrics.

August 25, 2025

e.

The Company also advises the Staff that while the Company does not explicitly disclose the amount of managed premium attributable to base policyholders who remain active at each respective year-end, this information can be reasonably derived from the disclosures that are provided (i.e., Managed Premium / Gross Dollar Retention Rate).

Net Dollar Retention Rate (“NRR”), page 74

f.

Please be advised that, as indicated above, the Company does not break out managed premium between new and existing policyholders. In addition, because the Company’s management does not monitor performance or make strategic decisions based on individual components such as upsells and cross-sells, the Company has not included those components in the disclosure, as the Company evaluates managed premium at a more aggregated level, as presented in its key performance metrics.

Components of Operating Results

General, page 74

g.

The Company notes that it has included disclosure under the caption “Gross profit (loss)” to describe the key factors driving changes in gross profit (loss) for each period presented and the potential sustainability of these changes.

Revenue, page 74

h.

The Company advises the Staff that the disclosure on page 107 of the Draft Registration Statement of the amounts paid by TTIC to EIS under the TTIC MGA Agreement relates to cash payments made during the respective periods, and not as revenue recognized in the respective income statements. This amount differs from the revenue recognized in the disaggregated revenue table on page 76 due to the timing of revenue recognition under ASC 606. Specifically, revenue is recognized as performance obligations are satisfied, which may differ from the timing of cash receipts (usually received within 30 days of premium written). As such, the cash payments made under the agreement may not align with the revenue recognized during the same reporting period. The Company has included language in the last paragraph on page 27 to clarify the distinction between cash payments and revenue recognized.

i.

Similar to the preceding paragraph, the Company has included language on page 108 of the Draft Registration Statement indicating that the disclosure under the caption “Managing General Agency Agreement with Core Risk Managers, LLC” (see last paragraph of section) stating that the reported cash payments reflect cash payments and not recognized revenue.

j.

On page 77 of the Draft Registration Statement in the comparisons of 2024 to 2023 and 2023 to 2022, the Company quantified the impact of fee waivers but also noted that fee waivers are discretionary on the part of the Company and that the Company does not intend to offer fee waivers in the future.

k.

The Company notes that, in the period-over-period comparisons under “Revenue” on page 77, the Company included a discussion of catastrophe claims, including identification of specific events that had a material impact during the periods presented. The Company notes that the period-over-period changes in litigation fees were less than $1.0 million for the periods presented and therefore were deemed immaterial and excluded from the comparisons.

l.

The Company has included disclosure in the period-over-period comparisons on page 77 regarding the correlation between the increase in managed premiums and the increase in claim services revenue. For the information of the Staff, there is a general correlation between the increase in managed premiums and the increase in claim services revenue, as a large component of this revenue is earned as a percentage of managed premiums.

August 25, 2025

Cost of Revenue, pages 77-78

m.	The Company has included disclosure in the period-over-period comparisons on page 78 regarding the impact the dynamics of commission rates and their impact on cost of revenue.

n.

The Company notes that, at the end of the first two paragraphs at the top of page 110, the Company has included language explaining the cash payments disclosed in those paragraphs represent cash payments during the applicable periods and do not represent cost recognized during the applicable periods for income statement purposes.

o.

In the period-over-period comparisons on page 79, the Company has included disclosure on the drivers of third-party claims service expenses for the periods presented. Specifically, the Company has clarified that changes in these expenses were primarily due to fluctuations in the volume of catastrophe-related claims, including activity associated with Hurricanes Milton, Helene, and Ian. The Company also included disclosure stating that the increase or decrease in expense was driven by the number of claims requiring third-party services, rather than changes in the type of claims or cost per claim.

p.

The Company notes that, in the paragraph on page 78 comparing 2023 to 2022, the Company included disclosure regarding the drivers of compensation-related changes in fiscal year 2023. Specifically, the Company clarified that the increase in discretionary pay was primarily due to the achievement of company-wide performance goals, which resulted in higher bonus payouts across the organization. Such paragraph also states that the decrease in salaries, wages, and stock-based compensation was attributable to limited organizational adjustments related to changes in business operations.

q.

In the paragraph on page 78 of the Draft Registration Statement comparing 2024 to 2023, the Company included specific disclosure regarding the impact of cloud hosing costs, stating that these costs relate to third-party services that support our core policy administration, claims management, and internal systems. The Company also described the nature of its cloud-hosting agreements, which are typically annual contracts with usage-based pricing

r.

In the paragraph on page 78 of the Draft Registration Statement comparing 2023 to 2022, the Company provided disclosure regarding the discontinuation of the flood insurance business and the timeline of the cancellation and implications.

Operating expenses, page 79

s.

In the paragraph on page 79 of the Draft Registration Statement comparing 2023 to 2022, the Company has included detail regarding the nature of the corporate overhead expenses allocated to TTIC, as well as the methodology used to determine the allocation amounts.

Should you have any questions regarding the foregoing information, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely
Curt P. Creely